PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

BY COURIER

No/Date : F/D1-502/22.8.05

Securities and Exchange C[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

05010867

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 8/31

Enclosure

- A Press Release

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1-502/22.8.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A Press Release

PUBLIC POWER CORPORATION

PRESS RELEASE

According to a statement made by Mr. Ioannis Palaiokrassas, Chairman of the Board of Public Power Corporation SA and Mr Dimitris L. Maniatakis, Chief Executive Officer, the new Public Power Corporation SA tariffs, as approved by the Minister of Development, continue to be lower than respective tariffs in the rest of the 15 EU member-countries, and are significantly lower than the tariffs of other Mediterranean countries. Industry tariffs are also among the lowest.

Tariff readjustment will cover a part of charges that arose from fuel price increases and the application of the Kyoto Protocol for which the Corporation is obliged to pay great sums of money for the purchase of carbon dioxide emission rights.

The Corporation has already implemented cost-cutting, full staff utilization and productivity increase schemes, which aim at reinforcing the company's competitiveness in the liberalized electricity market, and will work harder on these schemes.

As part of improving its financial results, the Corporation will look into every possibility to implement new business models in order to ensure fuller property development for the purpose of creating added value and new sources of income.

Public Corporation SA has undertaken the project of streamlining its production resources. To this end, an investment program has been implemented which, apart from installing new units, will replace the old 1600MW units in the years to come.

This program, as well as more specific programs for island regions, will lead to a substantial decrease in carbon dioxide emissions as well as oil dependence.

Athens, August 22, 2005 FROM THE PRESS OFFICE